Law Offices of Thomas E. Puzzo, PLLC

3823 44th Ave. NE

Seattle, Washington 98105

Telephone: +1 (206) 522-2256

E-mail: tpuzzo@msn.com

February 15, 2018

VIA EDGAR

Gregory Dundas

Staff Attorney

Office of Telecommunications

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: SigmaRenoPro, Inc.

Registration Statement on Form S-1

Filed November 2, 2017

File No. 333-221302

Dear Mr. Dundas:

We respectfully hereby submit the information in this letter, on behalf of our client, SigmaRenoPro, Inc., a Nevada corporation (the “Company”), in response to the letter of the staff (the “Staff”) of the Securities and Exchange Commission dated February 7, 2018. The Company filed Amendment No. 3 to the Registration Statement on Form S-1 February 15, 2018.

The staff’s comments are reproduced in bold italics in this letter, and the Company’s responses to the staff’s comments follow each staff comment.

Amendment No. 2 to Form S-1 filed January 31, 2018

Risk Factors

Because we have fewer than three hundred shareholders of record, we can terminate our reporting obligations..., page 9

1. We note the disclosure you provided in response to prior comment 5. Please revise your disclosure here and under "Where You Can Find More Information" on page 30 to more accurately reflect the application of Section 15(d) and Section 12(g) to your circumstances. In this regard, please note that Section 15(d) and Rule 15d-1 only require that you file reports for the fiscal year in which the registration statement becomes effective, and not for 12 months after the registration statement becomes effective. Also note that whether Section 12(g) registration is required is not determined 12 months after the registration statement becomes effective, but is determined on the last day of the fiscal year a company has more than $10 million in assets and either 2,000 or more record holders or 500 or more record holders who are not "accredited investors."

Response:  The Company has revised its disclosure in the first two risk factors at the top of page 9 and combined them into one risk factor, and revised its disclosure on page 30.

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Plan of Operation, page 24

2. We note your responses to our prior comments 2 and 4. Please revise to clarify the minimum amount of proceeds you will need to raise in order to have an operating business and to meet your reporting requirements. Discuss what will happen in the event that you do not raise that amount.

Response:  The Company has revised its disclosure to add, “The minimum amount of proceeds we will need to raise in order to have an operating business and to meet our reporting requirements is $13,750. If less than $13,750 is received we will have to cease operations.” on pages 13 and 24.

Please contact the undersigned with any questions or comments.

Sincerely,

LAW OFFICES OF THOMAS E. PUZZO, PLLC

/s/ Thomas E. Puzzo

Thomas E. Puzzo

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